# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMSTOCK INC., CIK 0001120970
CUSIP: 205750409
Title of class of securities: Common Stock, par value $0.000666 per share
Address of issuer's principal executive offices: 177 American Flat Road, PO Box 1118, VIRGINIA CITY, Nevada (NV), 89440
Date of event which requires filing of this statement: 01/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001426156

## Reporting persons
- MAK Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 5,452,154; sole dispositive power 0; shared dispositive power 5,452,154; aggregate amount beneficially owned 5,452,154 (7.6% of the class)
  Comment: For item 11:
  
  As of the close of business February 5, 2026. The calculation is based upon 71,371,868 shares of common stock, par value $0.000666 per share ("Common Stock") outstanding as of the close of business February 3, 2026 as reported by the Issuer on the fifth page of its Investor Presentation filed as Exhibit 99.1 to the Issuer's Current Report Form 8-K filed with the Securities and Exchange Commission on February 3, 2026.
- MAK Capital One L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,452,154; sole dispositive power 0; shared dispositive power 5,452,154; aggregate amount beneficially owned 5,452,154 (7.6% of the class)
  Comment: For item 11:
  
  As of the close of business February 5, 2026. The calculation is based upon 71,371,868 shares of common stock, par value $0.000666 per share ("Common Stock") outstanding as of the close of business February 3, 2026 as reported by the Issuer on the fifth page of its Investor Presentation filed as Exhibit 99.1 to the Issuer's Current Report Form 8-K filed with the Securities and Exchange Commission on February 3, 2026.
- Michael A. Kaufman: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 5,452,154; sole dispositive power 0; shared dispositive power 5,452,154; aggregate amount beneficially owned 5,452,154 (7.6% of the class)
  Comment: For item 11:
  
  As of the close of business February 5, 2026. The calculation is based upon 71,371,868 shares of common stock, par value $0.000666 per share ("Common Stock") outstanding as of the close of business February 3, 2026 as reported by the Issuer on the fifth page of its Investor Presentation filed as Exhibit 99.1 to the Issuer's Current Report Form 8-K filed with the Securities and Exchange Commission on February 3, 2026.

## Item 1. Issuer
Name of issuer: COMSTOCK INC.
Address of issuer's principal executive offices: 177 American Flat Road, P O Box 1118, Virginia City, NV 89440

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by

i. MAK Capital Fund LP ("MAK Fund")

ii. MAK Capital One L.L.C. ("MAK Capital"); and

iii. Michael A. Kaufman ("Mr. Kaufman," and collectively with MAK Fund and MAK Capital, the "Reporting Persons")
Address of principal business office or, if none, residence: The principal business address of (i) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda; and (ii) MAK Capital and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022.
Citizenship:
MAK Fund is a Bermuda limited partnership.

MAK Capital is a Delaware limited liability company.

Mr. Kaufman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5452154
Percent of class:
7.6

As of the close of business February 5, 2026. The calculation is based upon 71,371,868 shares of common stock, par value $0.000666 per share ("Common Stock") outstanding as of the close of business February 3, 2026 as reported by the Issuer on the fifth page of its Investor Presentation filed as Exhibit 99.1 to the Issuer's Current Report Form 8-K filed with the Securities and Exchange Commission on February 3, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5452154
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5452154

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MAK Capital Fund LP: /s/ Michael A. Kaufman, Managing Member (02/05/2026)
- MAK Capital One L.L.C.: /s/ Michael A. Kaufman, Managing Member (02/05/2026)
- Michael A. Kaufman: /s/ Michael A. Kaufman, MICHAEL A. KAUFMAN (02/05/2026)